INOVA TECHNOLOGY, INC.
2300 W. Sahara Ave. Suite 800
Henderson, NV 89102

April 7, 2010

Filed via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Preliminary Proxy Statement on Schedule 14A filed on February 22, 2008; Commission File No. 000-27397

Ladies and Gentlemen:

On February 22, 2008, Inova Technology, Inc. (“Inova” or the “Company”) filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (“Commission”) under the above file number.

We are notifying the Commission that Inova does not intend on filing a definitive proxy statement with the Commission regarding the matters described in the preliminary proxy statement. As a result, the Commission may wish to close its file in this matter.

Thank you.

                                                                                                                /s/
Adam Radly, Chief Executive Officer